UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

November 10, 2022

BHP GROUP LIMITED

(ABN 49 004 028 077)

(Exact name of Registrant as specified in its charter)

VICTORIA, AUSTRALIA

(Jurisdiction of incorporation or organisation)

171 COLLINS STREET, MELBOURNE,

VICTORIA 3000 AUSTRALIA

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:  ☒  Form 20-F    ☐  Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:    ☐  Yes    ☒  No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  n/a

10 November 2022

Retirement of Malcolm Broomhead as independent Non-executive Director

Malcolm Broomhead retired as an independent Non-executive Director of BHP Group Limited on 10 November 2022.

ASX Listing Rules Appendix 3Z

Final Director’s Interest Notice

Name of entity	BHP Group Limited
ABN 49 004 028 077

We (the entity) give the ASX the following information under listing rule 3.19A.3 and as agent for the Director for the purposes of section 205G of the Corporations Act.

Name of director	Malcolm Broomhead
Date of last notice	18 March 2016
Date that director ceased to be director	10 November 2022

Part 1 – Director’s relevant interests in securities of which the director is the registered holder

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Number & class of securities	Nil

Part 2 – Director’s relevant interests in securities of which the director is not the registered holder

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Name of holder & nature of interest	Number & class of securities

Indirect	Malcolm Broomhead holds 19,000 ordinary shares in BHP Group Limited indirectly through Aldinga Way Pty Ltd as trustee for the M.W. Broomhead Pension Fund in which Malcolm Broomhead has a beneficial interest.

Part 3 – Director’s interests in contracts

Detail of contract	Nil
Nature of interest	N/A
Name of registered holder (if issued securities)	N/A
No. and class of securities to which interest relates	N/A

Part 4 – Contact details

Name of authorised officer responsible for making this notification on behalf of the entity	Stefanie Wilkinson Group Company Secretary
Contact details	Stefanie Wilkinson Tel: +61 417 257 174

BHP Group Limited ABN 49 004 028 077

LEI WZE1WSENV6JSZFK0JC28

Registered in Australia

Registered Office: Level 18, 171 Collins Street

Melbourne Victoria 3000 Australia

Tel +61 1300 55 4757 Fax +61 3 9609 3015

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BHP Group Limited

Date: November 10, 2022	By:	/s/ Stefanie Wilkinson
	Name:	Stefanie Wilkinson
	Title:	Group Company Secretary